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                              November 17, 2020

       Marcelo Cunha Ribeiro
       Chief Financial Officer
       National Steel Company
       Av.Brigadeiro Faria Lima, 3400 - 20th floor
       04538-132, Sao Paulo-SP, Brazil

                                                        Re: National Steel
Company
                                                            Form 20-F for the
Year Ended December 31, 2019
                                                            Filed April 3, 2020
                                                            File No. 001-14732

       Dear Mr. Ribeiro:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2019

       Notes to the Consolidated Financial Statements
       2. Summary of Significant Accounting Policies
       2.p) Revenue recognition, page FS-20

   1. We note your disclosures of your revenue recognition policies and that you adopted IFRS
                                                        15 on January 1, 2018
and assets are recorded according to the respective practice.
                                                        Please revise your
footnote to expand your disclosures to provide company-specific information for your
performance obligations, including (a) the nature of the goods or services promised; (b)
the timing of when you recognize revenue (i.e., point in time or over time); (c) the
typical payment terms and (d) any warranties. Also, provide disclosures for each type of
variable consideration, if applicable. Please be advised the information provided should be at a
level of detail to meet the objective of the disclosure requirements outlined in paragraphs
110-112 of IFRS 15. Refer to the IFRS 15.110 through 128 as
                                                        applicable.
 Marcelo Cunha Ribeiro
National Steel Company
November 17, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Melissa Gilmore at (202) 551-3777 or Jean Yu at (202) 551-3305 with any questions.



FirstName LastNameMarcelo Cunha Ribeiro                   Sincerely,
Comapany NameNational Steel Company
                                                          Division of
Corporation Finance
November 17, 2020 Page 2                                  Office of
Manufacturing
FirstName LastName